Transcontinental Realty Investors, Inc. SC TO-T/A

Exhibit (A)(5)(D)

PRESS RELEASE

TRANSCONTINENTAL REALTY INVESTORS, INC ANNOUNCES NUMBER OF SHARES RECEIVED IN TENDER OFFER WHICH EXPIRED JANUARY 29, 2025

Dallas, Texas (January 30, 2025) – Transcontinental Realty Investors, Inc. (NYSE: TCI) announced today that at the extended scheduled expiration time on January 29, 2025 at 5 pm local New York City time, the Depositary for the previously announced tender offer to purchase up to 100,000 shares of common stock, par value $0.01 per share (the “Shares”) of Income Opportunity Realty Investors, Inc. (NYSE American: IOR) for $18 per Share, net to the seller in cash without interest and less any required withholding taxes (the “Offer”), at least 21,128 Shares had been validly tendered and not withdrawn from the tender offer.

Equiniti Trust Company, LLC, as the Depositary for the Offer advised that of the Shares finally tendered, approximately 12,751 Shares are from CEDE and 8,377 Shares are from holders of record. TCI has determined to purchase all Shares tendered and waive any minimum condition requirement. Payment for Shares tendered is being made as promptly as possible by the Depositary. Purchase by TCI of the 21,128 Shares tendered will increase TCI’s ownership of Shares by approximately 0.5196%.

About Transcontinental Realty Investors, Inc.

Transcontinental Realty Investors, Inc., a Nevada corporation is a Dallas based real estate investment company holding a diverse portfolio of equity real estate located across the U.S., including office buildings, multifamily and developed and undeveloped land. The company invests in real estate through direct ownership, leases and partnerships and invests in mortgage loans on real estate. The company also holds mortgage receivables. For more information, visit the website at www.transconrealty-invest.com.

About Income Opportunity Realty Investors, Inc.

Income Opportunity Realty Investors, Inc., a Nevada corporation is a Dallas based real estate investment company, currently holds a portfolio of notes receivable. The company also invests in real estate through direct equity ownership and partnerships. For more information, visit the website at www.incomeopp-realty.com.

Important Information about the Concluded Tender Offer

This press release is for informational purposes only and does not constitute an offer to purchase Shares of IOR common stock, a solicitation to sell such Shares or a solicitation/recommendation statement under the rules and regulations of the SEC. Documents related to the concluded Tender Offer may be obtained at no charge at the SEC’s website at www.sec.gov.

Cautionary Statements

Statements in this press release that are not historical, including statements regarding TCI’s beliefs, expectations, and strategies constitute “forward-looking statements” within the meaning of the federal securities laws. These statements are subject to risk and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Important factors that could cause the differences are discussed in TCI’s reports on Form 10-Q, 10-K and 8-K that TCI periodically files with the SEC. These factors include TCI’s revenue and expenses, TCI’s capital needs, TCI’s dependence on significant matters, risks that TCI may incur significant costs related to certain insurance retention levels. TCI does not undertake to update any forward-looking statements in this press release. Copies of TCI’s SEC filings, including its annual report on Form 10-K and quarterly reports on Form 10-Q may be obtained by contacting www.sec.gov or at the SEC Filing Section of TCI’s website at www.transconrealty-invest.com.

Contacts

Transcontinental Realty Investors, Inc.

Investor Relations

Erik Johnson (469) 522-4200

investorrelations@transconrealty-invest.com